

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Jason Hanson
Chief Executive Officer
enGene Holdings Inc.
7171 Rue Frederick Banting
Saint-Laurent, QC H4S IZ9, Canada

      Re: enGene Holdings Inc.
           Draft Registration Statement on Form S-4
           Submitted June 14, 2023
           CIK No. 0001980845

Dear Jason Hanson:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Cover Page

1.   Please revise your cover page to disclose the valuation assigned to enGene for purposes of the Business Combination.

Questions and Answers About the Business Combination and the Special Meeting
Q: Why is FEAC proposing the Business Combination, page 11

2.   You state that in approving the business combination the FEAC board considered certain factors and proceed to discuss them. Please revise your answer to balance the description with equally prominent disclosure of regulatory and competitive challenges you face.

3. In the second bullet point on page 12, please specify the milestones that the FEAC Board considered that could provide an opportunity for potential uplifts in enGene's valuation.

Q: What interests do FEAC's current officers and directors have in the Business Combination?, page 14

4. Please quantify any out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Q: What equity stake will current FEAC Shareholders, the enGene Shareholders and the Sponsor..., page 19

5. Please add a table showing the pro forma ownership interests described in this section, as expanded to include each group of security holders, based on all shares that may be issued on a fully-diluted basis, including the ownership interests of the PIPE investors and the Convertible Bridge Financing investors, based on a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, including any needed assumptions. Ensure your revised disclosure addresses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

6. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

7. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Q: What is the PIPE Financing?, page 24

8. Please highlight in this question and answer, and in the next question and answer regarding the Convertible Bridge Financing, the material differences in the price of the FEAC Shares issued at the time of the IPO and the price of the securities being issued in the private placements at the time of the Business Combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placements.

The Non-Redemption Agreement, page 34

9. Please disclose the number of FEAC Class A Shares and FEAC Warrants (or after the Assumption, the number of New enGene Shares and New enGene Warrants) issuable to the FEAC Shareholders under the Non-Redemption Agreement.

Conditions to Closing, page 36

10. We note your disclosure that it is a condition to closing that New enGene's initial listing application with the Nasdaq or other exchange shall have been approved but such condition appears to be waivable. Please revise to disclose whether the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise the risk factor on page 145 to reflect as such and describe the risks attendant to such a waiver, and revise this section to indicate that shareholders may not have certainty at the time they vote or make their redemption decision as to whether the New enGene's securities will be listed on a national securities exchange following the business combination.

Interests of enGene's Significant Shareholders, Directors and Executive Officers in the Business Combination, page 43

11. Please expand your disclosure regarding Forbion Capital Fund III's ownership interests in enGene. Disclose the approximate dollar value of the interests based on the transaction value and recent trading prices as compared to the price paid for the ownership interests. In addition, please clarify how the FEAC Board considered these interests in negotiating and recommending the Business Combination.

Potential Purchases of Shares and/or Public Warrants, page 159

12. We note your disclosure here and on page 137 that the Sponsor, enGene and/or its affiliates may purchase shares and/or warrants in privately negotiated transactions or in the open market from public shareholders, or they may enter into transactions with investors and others to provide them with incentives to acquire shares of FEAC Class A Shares or vote their shares in favor of the Business Combination, and that the purpose of such purchases and other transactions could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval. In an appropriate location, please disclose how such purchases will comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 164

13. We note that in identifying enGene, FEAC's management identified 85 potential targets, entered into 31 non-disclosure agreements, and submitted three letters of intent. Please expand this section to discuss how such companies were identified and what criteria was used to not consider certain companies.

14. We note you entered into three letters of intent, one being with enGene. Please provide a general description of the other two targets and disclose when you ended discussions with those companies.

15. You state that on May 13, 2022 representatives of FEAC and representatives of enGene met to discuss valuation and the potential size of a PIPE financing. You also state that further meetings were held on May 22, 2022 and May 30, 2022. Please identify the representatives of enGene that were present and include a description of the discussions that took place on May 22, 2022 and May 30, 2022.

16. You state that on May 31, 2022 the FEAC Board convened to approve a draft non-binding letter of interest. Please include a discussion of the key terms that were approved.

17. We note that on August 29, 2022 Morgan Lewis granted virtual data room access to Kirkland & Elis and Davis Polk & Wardwell London LLP. Please identify who Davis Polk is representing in this transaction.

18. You state that on September 29, 2022 and October 31, 2022 a Big Four accounting firm was appointed advisor to FEAC. Please identify the accounting firm.

19. We note your disclosure that on March 23, 2023, Davis Polk had a telephonic meeting with Morgan Lewis to discuss the presentation of certain of enGene's phase 2 study data to potential PIPE investors. Please tell us where you have disclosed that data in your proxy statement/prospectus or revise your disclosure as appropriate.

20. We note your disclosure on page 175 that on May 14, 2023, the FEAC Board unanimously approved the entry into the Business Combination Agreement and Ancillary Agreements and the transactions contemplated thereby. Please disclose what the pre-money valuation of enGene was for purposes of the Business Combination Agreement that the FEAC Board approved. If that valuation changed from the $200 million pre-money valuation for purposes of the May 5, 2022 initial non-binding business combination proposal as disclosed on page 166, and the $200 million pre-money valuation for purposes of the signed letter of intent on July 3, 2022 as disclosed on page 167, please revise to provide a discussion as to how the material terms of the consideration evolved during the negotiations. In your revised disclosure, please ensure that investors can tie the valuation negotiations in the background section to the disclosure on page 186 that, for purposes of the fairness opinion, Lincoln derived an implied enterprise value of enGene from the Transaction of $111 million.

21. We note that FEAC's amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted FEAC's search for an acquisition target.

The FEAC Board's Reasons for the Business Combination, page 176

22. We note that none of your factors in deciding to approve the proposed business combination address the consideration to be paid for enGene in the transaction. Please discuss whether and how the board took this factor into account in recommending the transaction and, if not, why not.

Lincoln's Fairness Opinion, page 182

23.   Please supplementally provide us with copies of all materials prepared by Lincoln International LLC and shared with the FEAC board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board's decision to approve the merger and the transactions contemplated thereby.

Survival of Representations, Warranties and Covenants, page 207

24.   We note your disclosure that the representations and warranties of the parties contained in the Business Combination Agreement do not survive the Closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.

Unaudited Pro forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 241

25.   You state in Note 5b on page 250 that the $18.5 million 2022 Convertible Notes and $38.0 million 2023 convertible notes will convert into 33,127,334 enGene common shares. Please clarify how the 33,127,334 shares were derived.

26.   Please revise the explanation of adjustment 5(i) on page 251 to explain how the 121,342,000 was derived.

27.   You state in adjustment 5u on page 252 that the PIPE warrants are preliminarily expected to be equity-classified warrants as they meet the indexation requirements under ASC 815-40. Please clarify the basis of your accounting treatment for the warrants to be issued in connection with the PIPE financing once the terms have been finalized. Provide the applicable paragraphs in the agreement that support your conclusion.

28.   You disclose on page F-61 a forward purchase agreement in which the Sponsor has agreed to purchase (1) an aggregate of 1,000,000 Class A ordinary shares for $10.00 per share (the "firm forward purchase shares"), or an aggregate amount of $10,000,000 and (2) in addition, an aggregate of up to 1,000,000 Class A ordinary shares for $10.00 per share (the "additional forward purchase shares"), or an aggregate maximum amount of up to $10,000,000, in each case in a private placement that may close simultaneously with the closing of the Company's initial Business Combination. Please provide us your consideration of including the issuance in the pro forma information and providing additional disclosure in the filing of the status of the agreement.

Business of enGene
Overview, page 279

29.   You state that EG-70 is being developed to treat "high grade" non-muscle invasive bladder cancer (NMIBC) that has elements of carcinoma in situ "Cis." Please define "high grade" and "carcinoma in situ" and describe such elements. We also note in this regard

that you disclose here that EG-70 is being developed to treat "high grade non-muscle invasive bladder cancer ("NMIBC") that has elements of carcinoma in situ ("Cis")" but that in other locations you disclose that EG-70 is being developed as a monotherapy for BCG-unresponsive NMIBC with Cis. Please indicate if the potential market for this candidate would be limited to patient populations with "high grade" NMIBC with Cis and, if appropriate, revise your disclosure for consistency.

30. Please disclose the addressable market or patient populations for enGene's product candidates in the countries and jurisdictions where EnGene currently intends to seek regulatory approval. For EG-70, please include the projections referred to on page 84 for the number of people who have the disease that the product candidate is targeting, as well as the subset of people with the disease in a position to receive enGene's therapies, if approved.

31. We note your disclosure that EG-70 has been given "Fast Track" designation by the FDA. Please revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

Focus on advancing our lead product candidate EG-70. . . , page 280

32. You state here and on page 286 that you have followed the FDA guidance for NMIBC treatment and have discussed your EG-70 development plan with the FDA. Please state the status of such discussions and any feedback received from the FDA.

Fast Tracked Product Candidate in Underserved Market, page 281

33. You state that across all dose levels tested in the Phase I study of EG-70, a 3-month complete response rate of 71% (N=21) was observed and that Phase 1 patients who were treated in the RP2D cohort and who elected to continue treatment and receive an additional 12-week cycle had a 57% CR rate at 6-months (4 out of 7). Please expand the discussion to explain the statistical significance of these observations.

Our Gene Therapy Platform for Mucosal Tissues, page 281

34. At first use, please define viral vectors, AAV viral vectors, TURBT, and cystoscopic CR in layman terms.

Product and Pipeline Development, page 282

35. We note your pipeline table on page 283 showing the current status of your product development. Please revise the table to include columns for Phase 1, 2 and 3 clinical trials.

Unmet Medical Need, page 285

36. You state that the FDA recently approved Adstilandrin for patients with BCG-

unresponsive high risk NMIBC. Please include a brief description of the results found in patients who received the treatment.

Legend: A Phase 1/2 Study of EG-70 in NMIBC, page 287

37.   You make some assertions regarding the safety and/or efficacy of mEG-70 and EG-70. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. You may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements about your drug candidates:
   •   with the efficacy data, proof-of-mechanism that local urothelial transfection with EG-70 is efficacious for NMIBC (pg. 289);
   •   We believe these data demonstrate the rapid, robust, and durable efficacy of mEG-70 in the orthotopic model of bladder cancer (pg. 294);
   •   Given that mEG-70 mediated the induction of IL-12 and RIG-I signaling, which was coupled to robust efficacy... (pg. 295);
   •   We believe these data demonstrate that mEG-70 effectively remodeled the bladder TME to promote tumor cell killing (pg. 295);
   •   EG-70 has demonstrated a favorable safety profile when instilled intravesically (pg. 298); and
   •   [w]e have also demonstrated efficacy in models of ovarian cancer and glioblastoma (pg. 299).

Study Design, page 287

38.   We note your disclosure of the clinical trials for EG-70. Please expand your description to include the dates of the trial and the regulatory jurisdictions where the trials were conducted. In addition, please revise to clarify whether the Phase I trial was powered for statistical significance. If the Phase I trial was powered for statistical significance, please provide the p-values for the results of the trial.

39.   You state on page 318 that you are currently in Phase 1a clinical trial for EG-70 and will advance to Phase 1b clinical trials. Please include a discussion here of which parts of the Phase 1 clinical trial is considered part a and part b.

Results: Efficacy, page 288

40.   We note your chart regarding efficacy assessment. Please revise this chart so that all of your text is legible. We note the text appearing directly below the table is too small to be legible. Further, please also revise the charts on page 294 and 297 so that all of the text is legible.

Gynecological, Genitourinary, page 299

41.   We note your chart on page 299 regarding additional organs where you have delivered
        EG-70 via multiple routes of administration. Please revise the "efficacy" column as
        efficacy determinations are solely within the authority of the FDA or applicable foreign
        regulators. Further, please include descriptions of the route of administration, proof of
        concept, and pharmacokinetics/pharmacodynamics for each organ to the extent material.

enGene's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Funding Requirements, page 329

42.   We note your disclosure that giving pro forma effect to the Business Combination,
        including the PIPE Financing and other transactions and assumptions set forth in the
        "Unaudited Pro Forma Condensed Combined Financial Information" and further assuming
        the maximum redemption scenario, as of October 31, 2022, pro forma cash and cash
        equivalents would have been $113.3 million. Please disclose how far in the development
        process you currently expect to reach for EG-70 and EG-i08 with that amount of cash and
        cash equivalents.

Security Ownership of Certain Beneficial Owners and Management of enGene, page 368

43.   Please identify in the footnotes to the table all natural persons who directly or indirectly
        exercise sole or shared voting and/or dispositive power with respect to the securities held
        by Epic Ventures Inc. and Fonds de solidarité des travailleurs du Québec.

Material U.S. Federal Income Tax Considerations, page 383

44.   We note your disclosure that FEAC intends to treat the FEAC Reorganization as a
        "reorganization" described in Section 368(a)(1)(F) of the Code.
        •   Please revise your disclosure to provide counsel's firm opinion for each material tax
            consequence described in this section, including but not limited to whether the
            Business Combination will qualify as a reorganization under Section 368(a)(1)(F) of
            the Code, or to disclose why such opinion cannot be given. If the opinion is subject
            to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g.,
            "should" or "more likely than not") and explains the facts or circumstances giving
            rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and Section
            III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
        •   If you intend to file a short form tax opinion, please also clarify that the disclosure in
            this section is the opinion of tax counsel and identify such counsel.

Where You Can Find More Information, page 408

45.   We note your disclosure that "all information contained in this proxy statement/prospectus
        relating to FEAC has been supplied by FEAC," and "all such information relating to

enGene has been supplied by enGene" and that "[i]nformation provided by one another does not constitute any representation, estimate or projection of the other." Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that FEAC or enGene disclaim responsibility for any of the disclosures contained in the registration statement.

Exhibits

46. With reference to Regulation S-K Item 601, please update your exhibit index to include all required exhibits, including material contracts such as the Nature Technology Corporation Licensing Agreement described on page 305 and the employment agreements described on page 358.

47. We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

General

48. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

49. We note that UBS Investment Bank and Kempen & Co were the underwriters for the initial public offering of Forbion European Acquisition Corp., that UBS Securities was engaged by FEAC as FEAC's co-placement agent for the PIPE financing, and that SVB Securities and UBS Securities were engaged by FEAC as FEAC's lead capital markets advisor and lead financial and capital markets advisor to FEAC, respectively. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of those entities, or any of their affiliates, about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to the underwriters. In addition, please identify any other financial

advisors who served you or FEAC in connection with the proposed transaction, and provide similar disclosure as applicable.

You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard A. Kenny, Esq.